[redacted]

BD 3/11

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
101

08028908

MMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66764

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SWBC Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9311 San Pedro, Suite 600
(No. and Street)

San Antonio (City) Texas (State) 78216 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cindy Jorgensen (210)321-7235
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Padgett, Stratemann & Company, LLP
(Name – *if individual, state last, first, middle name*)

100 NE Loop 410, Suite 1100 (Address) San Antonio (City) Texas (State) 78216 (Zip Code)

CHECK ONE:

✓ Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions

PROCESSED
MAR 27 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/26

OATH OR AFFIRMATION

I, Cindy L. Jorgensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWBC Investment Services, LLC, as of February 27, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public

VICKI L CHAPMAN
Notary Public
STATE OF TEXAS
My Comm Exp 06-10-2011

This report ** contains (check all applicable boxes):

(a) Facing Page.
(b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SWBC Investment Services, LLC

Financial Statements
and Supplementary Information

December 31, 2007 and 2006

SWBC Investment Services, LLC

Table of Contents

Financial Statements	**Page**
Independent Auditors' Report	1
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Member's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6
Supplementary Information	
Schedule of Computation of Net Capital (Schedules I-III)	10
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	11

PS&Co.

Padgett Stratemann & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors' Report

To the Member
SWBC Investment Services, LLC
San Antonio, Texas

We have audited the accompanying statements of financial condition of SWBC Investment Services, LLC (the "Company") as of December 31, 2007 and 2006, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SWBC Investment Services, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Padgett, Stratemann & Co.

Certified Public Accountants
San Antonio, Texas
February 27, 2008

SWBC Investment Services, LLC

Statements of Financial Condition

December 31, 2007 and 2006

Assets

Assets	**2007**	2006
Cash and cash equivalents	**$ 514,579**	$ 273,001
Accounts receivable	**122,871**	48,748
Accounts receivable – related party	**-**	125,765
Prepayments	**34,493**	17,070
	671,943	464,584
Property and equipment – net	**82,279**	-
	$ 754,222	$ 464,584

Liabilities and Member's Equity

Liabilities		
Accounts payable – related party	**$ 23,294**	$ -
Accrued liabilities	**254,684**	211,297
Total liabilities	**277,978**	211,297
Member's Equity	**476,244**	253,287
	$ 754,222	$ 464,584

Notes to financial statements form an integral part of these statements.

SWBC Investment Services, LLC

Statements of Operations

Years Ended December 31, 2007 and 2006

	2007	2006
Revenues and income:		
Commission revenue	$ 3,659,924	$ 1,392,108
Commission expense and other costs of sales	(2,097,635)	-
Net revenue	1,562,289	1,392,108
Interest and other income	235,872	7,330
Total revenues and income	1,798,161	1,399,438
Expenses:		
Salaries and benefits	1,282,417	-
Selling and administration	762,878	-
Depreciation and amortization	26,783	-
Occupancy	53,126	-
Services agreement fees	-	1,223,317
Other direct costs	-	210,791
Total expenses	2,125,204	1,434,108
Net loss	$ (327,043)	$ (34,670)

Notes to financial statements form an integral part of these statements.

SWBC Investment Services, LLC

Statements of Changes in Member's Equity

Years Ended December 31, 2007 and 2006

Balance at December 31, 2005	$ 87,957
Contributions	200,000
Net loss – year ended December 31, 2006	(34,670)
Balance at December 31, 2006	253,287
Contributions	550,000
Net loss – year ended December 31, 2007	(327,043)
Balance at December 31, 2007	$ **476,244**

Notes to financial statements form an integral part of these statements.

SWBC Investment Services, LLC

Statements of Cash Flows

Years Ended December 31, 2007 and 2006

Increase (Decrease) in Cash and Cash Equivalents

	2007	2006
Cash Flows From Operating Activities		
Net loss	$ (327,043)	$ (34,670)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	26,783	-
Net change in:		
Accounts receivable	(74,123)	34,994
Accounts receivable – related party	125,765	-
Prepayments	(17,423)	(16,210)
Accounts payable – related party	23,294	(239,565)
Accrued liabilities	43,387	171,297
Net cash used in operating activities	(199,360)	(84,154)
Cash Flows From Investing Activities – capital expenditures	(109,062)	-
Cash Flows From Financing Activities – contributions from member	550,000	200,000
Net increase in cash and cash equivalents	241,578	115,846
Cash and cash equivalents at beginning of year	273,001	157,155
Cash and cash equivalents at end of year	$ 514,579	$ 273,001

Notes to financial statements form an integral part of these statements.

1. Summary of Significant Accounting Policies

SWBC Investment Services, LLC (the "Company") was organized in the state of Texas in August 2004, as a single member limited liability company, for the purpose of forming a registered broker dealer with membership in the National Association of Securities Dealers ("NASD") now, Financial Industry Regulatory Authority ("FINRA"). In April of 2005, the Company was reorganized for the purpose of changing the single member to multiple members. The members were Southwest Business Corporation ("SWBC") and Kelly Tramontano with ownership interests of 48% and 52%, respectively.

Effective May 16, 2005, the Company received approval of its membership in NASD to operate as a broker dealer with an exemption from the Securities and Exchange Commission ("SEC") Rule 15c3-3 under Section K(2)(ii). The Company operated under a clearing agreement with Financial Network Investment Corporation ("Financial Network"), a subsidiary of ING, whereby Financial Network cleared transactions for the Company's customers on a fully-disclosed basis as customers of Financial Network. The Company did not hold cash or securities in connection with these transactions.

Effective November 8, 2006, the Company received approval from NASD to sell Kelly Tramontano's 52% ownership interest to SWBC, increase the firm's minimum net capital requirement to $50,000, and expand the lines of business beyond the safe harbor limitations. The Company made the licensing changes effective January 1, 2007. In addition, effective January 17, 2007, the Company changed clearing firms from Financial Network to National Financial Services, LLC ("National Financial"). National Financial is wholly owned by Fidelity Global Brokerage Group, Inc., a wholly owned subsidiary of FMR Corporation. National Financial began clearing transactions for the Company's customers on a fully-disclosed basis as customers of National Financial on January 17, 2007. The Company does not hold cash or securities in connection with these transactions.

A summary of the significant accounting policies followed by the Company in preparation of the accompanying financial statements is set forth below.

Use of Estimates in Financial Statement Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents consist of interest-bearing and noninterest-bearing demand accounts with financial institutions.

Revenue Recognition

During 2007, the Company received all securities and insurance commissions generated by registered representatives. Commissions and related transaction charges executed through National Financial are recorded on a trade-date basis as securities transactions occur.

During 2006, the Company received all securities and insurance override commissions generated by employees of SWBC and independent contractors. Commissions and related transaction charges executed through Financial Network are recorded on a trade-date basis as securities transactions occur. Override commissions are recorded net of Financial Network's contractual obligations to the financial institutions and registered representatives.

Federal and State Income Taxes

There is no income tax provision included in these financial statements as the Company is a single member LLC owned by SWBC. As such, the Company is a disregarded entity for federal tax purposes and SWBC is responsible for reporting all federal taxes due on operations of the Company. During 2006, state franchise taxes are recorded in the other direct costs section of the statement of operations. As of December 31, 2007, Texas gross margin taxes are recorded on a consolidated basis and are not allocated to the Company.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are calculated on the straight-line method based on the following estimated useful lives: furniture and equipment – 3 to 10 years; computer equipment – 2 to 5 years; and software – 3 years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements.

Credit Risk

The Company's customer accounts are carried by the clearing agent. All execution and clearing services are also performed by the clearing agent. The agreement between the Company and the clearing agent stipulates that all losses resulting from the Company's inability to fulfill its contractual obligation are the responsibility of the Company.

2. Related Party Transactions

During 2007, the Company reimbursed SWBC for direct payroll costs, direct operating expenses, accounting services, human resources services, legal services, marketing services, information technology services, telephone and communication costs, profit sharing costs, office space, office services, and certain types of insurance based on actual usage. The Company uses intercompany payable accounts with SWBC and its subsidiaries to reflect this activity. No interest expense is recorded related to the intercompany accounts. For the year ended December 31, 2007, $2,936,349 was charged to the Company for these services and costs, and $2,787,290 was paid to SWBC for these services and costs.

During 2006, the Company maintained a Services Agreement which required all management, administrative, and operating activities be performed by SWBC Investment Company, a wholly owned subsidiary of SWBC. A fee was paid each month for these services. The fee was determined based on actual costs incurred to provide the services. The fee for the year ended December 31, 2006 was $1,223,317. Effective January 1, 2007, the Company terminated the Services Agreement with SWBC Investment Company.

3. Property and Equipment

Property and equipment consist of the following classes of assets at December 31, 2007:

Furniture and equipment	$ 16,154
Computer equipment	13,191
Leasehold improvements	39,823
Software	39,894
	109,062
Less accumulated depreciation and amortization	26,783
Net property and equipment	**$ 82,279**

3. Property and Equipment (continued)

Depreciation and amortization expense by major asset classification for the year ended December 31, 2007 is summarized below:

Furniture and equipment	$ 3,449
Computer equipment	5,845
Leasehold improvements	7,467
Software	10,022
	$ 26,783

4. Net Capital Requirements

The Company is subject to SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital requirements and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 after the first 12 months of operations. At December 31, 2007, the Company had net capital of $348,402, which was $298,402 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 80% at December 31, 2007. At December 31, 2006, the Company had net capital of $73,728, which was $59,641 in excess of its required net capital of $14,087. The Company's ratio of aggregate indebtedness to net capital was 287% at December 31, 2006.

Supplementary Information

SWBC Investment Services, LLC

Schedule of Computation of Net Capital

December 31, 2007

Schedule I – Computation of Net Capital

Total member's equity	$ 476,244
Deductions – nonallowable assets:	
Receivables older than 30 days	(5,850)
Prepayments	(34,493)
Property and equipment – net	(82,279)
Net capital before haircuts on securities	353,622
Haircuts on securities	(5,220)
Net capital	$ 348,402

Schedule II – Computation of Aggregate Indebtedness

Liabilities	$ 277,978
Total aggregate indebtedness	$ 277,978
Percentage of aggregate indebtedness to net capital	80%

Schedule III – Computation of Basic Net Capital Requirements

Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Excess net capital	$ 298,402

No differences exist between the amounts above, which are based on the audited financial statements and the amounts in the Company's unaudited Financial and Operational Combined Uniform Single Report as of December 31, 2007, as amended on February 8, 2008.

See independent auditors' report.

PS&Co.

Padgett Stratemann & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Member
SWBC Investment Services, LLC
San Antonio, Texas

In planning and performing our audit of the financial statements of SWBC Investment Services, LLC (the "Company"), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. However, we noted no matters involving internal control, including control activities for safeguarding securities, we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Padgett, Stratemann & Co.

Certified Public Accountants
San Antonio, Texas
February 27, 2008

END